DRAFT – 10/29/2007

MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

October [  ], 2007

VIA EDGAR AND E-MAIL

Sally Samuel, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

samuels@sec.gov

Re:	Protective Variable Annuity Separate Account
Protective Life Insurance Company/Protective Access XL
Pre-effective Amendment to Registration Statement on Form N-4
File Nos. 333-145621 and 811-05618

Dear Ms. Samuel:

On behalf of Protective Life Insurance Company (the “Company”) and the Protective Variable Annuity Separate Account (the “Separate Account”), this letter responds to comments with respect to the initial registration  of the above-referenced filing that you conveyed to us by letter dated October 19, 2007. The numbering of our responses corresponds to the numbers of the comments in your letter.

In addition, enclosed for your convenience is a courtesy copy of the above-referenced filing, which was filed with the Securities and Exchange Commission on October [  ], 2007. The enclosed is marked to reflect changes from the initial registration statement made in response to Commission Staff comments.

Acceleration requests from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the filing.

1.             Fees and Expenses Table (pages 4-7)

(a)           As requested, we deleted the description of how the ValuPay fee shown in the “Periodic Charges” table is calculated. The basis on which the fee is calculated is already shown in parentheses following the name of the fee.

We also made the following changes to the presentation of the optional Monthly Death Benefit Fees in the table of Periodic Charges:

•              Moved the line showing the Maximum Anniversary Value Death Benefit fee above the line for the Return of Purchase Payments Death Benefit fee;

•              We have reordered the presentation of the ValuPay fee so that the minimum charge is shown first, then the fee at age 61, then the maximum charge.

(b)           As requested, we have inserted a general description of “death benefit values” and “Benefit Base” in the footnotes to the “Periodic Charges” table.

(c)           We have revised the “Example of Charges” section, to show the charges for the base contract, i.e., without the SecurePay rider, last.

2.             Summary (pages 7-9)

(a)           As requested, we have revised the last sentence of the “Can I cancel the Contract” paragraph, to provide that in states that require the return of Purchase Payments, the Company will return the greater of Contract Value or Purchase Payments. We also made this change in the last sentence in the first paragraph of the “Right to Cancel” section on page 21.

(b)           As requested, in the “Secure Pay” paragraph of the Summary we have stated that aggregate annual withdrawals in excess of the prescribed limits will adversely affect future withdrawals.

3.             Condensed Financial Information (page 9). As we discussed, the paragraph on page 9 titled “Where may I find financial information about the sub-accounts” provides a cross-reference to Appendix C and indicates where the required financial statements may be found.

4.             Protective Variable Annuity Separate Account (pages 9-10)

(a)           In accordance with your conversation with our outside counsel we have revised the fourth sentence of the second paragraph under the heading “Protective Variable Annuity Separate Account to clarify that “Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities of the Variable Account  (which is equal to Contract Value).”

(b)           As we discussed on the telephone, we have responded to your request that we include more detail about each of the model portfolios by adding a new section on page 15 entitled “Asset Allocation Models.” This section lists the names and a brief description of the underlying funds included in each model portfolio. We have included a cross reference to this section on page      in the section discussing the SecurePay allocation guidelines and restrictions.

5.             High Income Fund/VA, Service Shares (page 14). In accordance with our telephone conversation, we have revised the description of the High Income Fund to conform to the Fund’s investment objective, as stated in its current prospectus. The description now indicates that the Fund “seeks a high level of current income by investing mainly in a diversified portfolio of high-yield, lower grade, fixed-income securities.”  We have also added the statement that “such high yield securities are commonly known as junk bonds.”

6.             12b-1 Fees (Page 16). We do not offer any fund of funds as investment options under the contract.

7.             The DCA Fixed Account(s) (pages 29-30)

(a)           As requested, we revised the last sentence of the first paragraph of this section to read that the fixed accounts “are,” rather than “may be,” subject to certain generally applicable provisions of the federal securities law.

(b)           As requested, we added a sentence in the third paragraph of this section to the effect that the assets in the DCA Fixed Accounts are subject to claims by creditors of Protective Life.

8.             Annuity Commencement Date (page 54). A contractholder may annuitize a contract at any time, i.e., there is no “earliest” annuitization date.  We have revised the discussion to provide that a contractholder may choose an annuitization date other than the default date (age 95).  We also revised the discussion under “Changing the Annuity Commencement Date” to make the requirements for choosing a different annuitization date clearer in that section.

9.             Changing the Annuity Commencement Date (page 54). The contractholder may elect a variable payment option if a new Annuity Commencement Date that is less than 3 years after the most recent Purchase Payment is selected. We believe that the revisions made in response to your comment 8 make this clear. Accordingly, we made no changes to the prospectus in response to this comment.

10.           Annuity Options (page 56). As requested, we added a statement that the company will give notice before annuitizing utilizing the default option.

11.           General Matters (pages 67-69). In response to your request, we deleted the first paragraph of this section titled “The Contracts.”

12.           Part C. The Power of Attorney filed with the initial registration specifically related to this registration statement, and was never filed in another registration statement.

13.           Exhibits. I understand from our telephone conversation that you have determined to waive your request that we include the exhibit number in the original filing for all documents incorporated by reference.

14.           Financial Statement, Exhibits, and Other Information. We have included in the pre-effective amendment filing all financial statements, exhibits, and other required or missing disclosure not included in the initial registration statement.

If you have any questions or would like to discuss our revisions, please let me know. The Company acknowledges that, with respect to the above-referenced filing:

•                                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the filing is complete and responds to all Commission Staff comments. We respectfully request that the Staff review the filing as soon as possible. As noted above, requests for acceleration from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the filing and seek acceleration of the effectiveness of the registration statement to November 1, 2007 or as soon as practicable thereafter. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

We thank you for your assistance with this filing.

Very truly yours,

/s/ MAX BERUEFFY

Max Berueffy

Attachment

cc.	Elisabeth Bentzinger, Esq.
Sutherland, Asbill & Brennan

4

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, partially or fully surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge	None
Transfer Fee	$25	(1)
SecurePay Medical Evaluation Fee	$300	(2)
Premium Tax	3.5	%(3)

(1)  Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See “Charges and Deductions.”)

(2)  Currently, this charge is $150. Protective Life generally charges this fee if the Owner has purchased the SecurePay Benefit Rider, undergoes medical underwriting and accepts an offer by Protective Life to increase the Annual Withdrawal Amount as a result of its underwriting review. State variations may apply. See “SecurePay MESM: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA” for more information.

(3)  Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	None
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.40%
Administration Charge	0.15%
Total Variable Account Annual Expenses (without death benefit fee)	1.55%

Monthly Death Benefit Fee(1)

CoverPay Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Day, beginning on the 1st Monthly Anniversary Day)

Maximum Anniversary Value Death Benefit(1)	0.30%
Return of Purchase Payments Death Benefit(1)	0.10%

—or—

ValuPay Fee (dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)

Return of Purchase Payments Death Benefit and Maximum Anniversary Value Death Benefit	Minimum: (age 50 or less)	$0.25
	Fee at age 61	$1.01
	Maximum: (age 95 or more)	$18.94

Monthly Optional SecurePay Fee(2) (as an annualized percentage of the Benefit Base(3) on each Monthly Anniversary Day, beginning with the 1st Monthly Anniversary Day following election of the rider)

	Maximum	Current
Election of SecurePay at time of Contract Purchase	0.95%	0.50%
Election of SecurePay under RightTimeSM Option	0.95%	0.60%

(1) There are three death benefits available under the contract: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Maximum Anniversary Value Death Benefit. For more information on these death benefit values and how they are calculated, please see the “DEATH BENEFIT” section of this prospectus. We assess a fee for the Return of Purchase Payments Death Benefit and the Maximum Anniversary Value Death Benefit. When you purchase your Contract, you elect either the CoverPay Fee or the ValuPay Fee for either of these death benefits. There is no death benefit fee for the Contract Value Death Benefit. (See “Charges and Deductions, Death Benefit Fee.”)

(2) If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee, but your current Benefit Base will be capped and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries.

(3) The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay Benefit. For more information on the SecurePay Benefit, the Benefit Base and how it is calculated, please see “GUARANTEED MINIMUM WITHDRAWAL BENEFIT (“SecurePay”) with RightTime OPTION” in this prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2006. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum	Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.35%	1.45	%*

*     The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

Example of Charges

The following example is intended to help you compare the cost of investing in this Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the death benefit fee (assuming you elected the Maximum Anniversary Value Death Benefit and the CoverPay fee), Variable Account charges, and both maximum and minimum total Annual Fund Operating Expenses, depending on whether and when you purchased the SecurePay rider. The example assumes that all Contract Value is allocated to the Variable Account. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year.

If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

With SecurePay rider elected at time of purchase of the Contract (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	378	1,147	1,933	3,979
Minimum Fund Expenses	273	836	1,425	3,015

With SecurePay rider elected under RightTimeSM Option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	388	1,176	1,980	4,064
Minimum Fund Expenses	283	866	1,474	3,110

With no SecurePay rider elected:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	329	1,002	1,698	3,540
Minimum Fund Expenses	223	688	1,178	2,524

*              If you annuitize your Contract within 3 years after we accept a Purchase Payment, we will impose certain conditions and your Annuity Value will not be eligible for the PayStream bonus. For more information, see “ANNUITY PAYMENTS, Annuity Commencement Date, Changing the Annuity Commencement Date.” Neither the death benefit fee nor the SecurePay Fee apply after the Annuity Commencement Date.

Please remember that the example is an illustration and does not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the example.

SUMMARY

The Contract

What is the ProtectiveAccess®XL Variable Annuity Contract?

The ProtectiveAccess®XL Variable Annuity Contract is a flexible premium deferred variable annuity contract issued by Protective Life. (See “The Contract.”) In certain states the Contract is offered as a group contract to eligible persons.

How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $25,000. Purchase Payments may be made at any time prior to the oldest Owner’s or Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. If you elect the SecurePay Benefit rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “Guaranteed Minimum Withdrawal Benefit (“SecurePay”) With RightTimeSM Option”). The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See “Purchase Payments.”)

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See “Right to Cancel.”)

Can I transfer amounts in the Contract?

Before the Annuity Commencement Date, you may transfer amounts among the Allocation Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Fixed Account. We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See “Transfers.”)

Can I surrender the Contract?

Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See “Surrenders and Partial Surrenders.”) Surrenders may have federal and state income tax consequences. In addition, surrenders from Contracts issued pursuant to Section 403(b) of the Code may not be allowed in certain circumstances. (See “Federal Tax Matters.”)

Is there a death benefit?

If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner’s death. (See “Death Benefit.”) You may select one of several death benefit options that are available in this Contract. We assess a fee for the Return of Purchase Payment Death Benefit and the Maximum Anniversary Value Death Benefit. There is no fee for the Contract Value Death Benefit. At the time you apply for your Contract, you must select the type of death benefit you want and the basis on which you want the death benefit fee to be assessed. Your selection may not be changed after the Contract is issued. (See “Charges and Deductions, Death Benefit Fee.”)

What is the SecurePay Benefit rider?

The SecurePay Benefit rider guarantees the right to make withdrawals based upon the value of a guaranteed minimum withdrawal benefit base that may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined. These withdrawals may be made over the lifetime of persons designated under the rider, provided the rider’s requirements are satisfied. Under the rider, your options for allocating Purchase Payments and Contract Value will be restricted, as you must make all allocations in accordance with a model portfolio that satisfies the rider’s Allocation Guidelines and Restrictions. Each of the four model portfolios available under the SecurePay rider seeks to provide income and/or capital appreciation while avoiding excessive risk. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay Benefit are probably not appropriate for you. We charge an additional fee if you elect the SecurePay Benefit rider. (See “Guaranteed Minimum Withdrawal Benefit (“SecurePay”) With RightTimeSM Option.”) Annual aggregate withdrawals that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of Rider benefits because we will reduce the Benefit Base and corresponding AWA.

What Annuity Options are available?

Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See “Annuity Payments”.)

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See “Description of the Contract, The Contract,” and “Federal Tax Matters, Qualified Retirement Plans.”)

Other contracts

We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our administrative office in writing or by telephone.

Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix C to this prospectus and in the Statement of Additional Information.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a full or partial surrender or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See “Federal Tax Matters”).

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2006, Protective Life had total assets of approximately $39.2 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $39.8 billion at December 31, 2006.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life’s general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

The following 46 Sub-Accounts of the Variable Account generally are available in the Contracts:

Fidelity VIP MidCap-SC2*
Fidelity VIP Growth-SC2*
Fidelity VIP Equity-Income-SC2*
Fidelity VIP Contrafund®-SC2*
Fidelity VIP Investment Grade Bond-SC2*
Fidelity VIP Index 500-SC2*

Franklin Income Securities-C2*
Franklin Rising Dividends Securities-C2*
Franklin Small-Mid Cap Growth Securities-C2*
Franklin Flex Cap Growth Securities-C2*
Franklin U.S. Government-C2*
Mutual Shares Securities-C2*
Templeton Foreign Securities-C2*
Templeton Global Income Securities-C2*
Templeton Growth Securities-C2*

Goldman Sachs Strategic International Equity
Goldman Sachs Structured Small Cap Equity
Goldman Sachs Capital Growth
Goldman Sachs Structured U.S. Equity
Goldman Sachs Growth and Income

Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture

Lord Abbett Growth Opportunities
Lord Abbett America’s Value

MFS New Discovery SS*
MFS Emerging Growth SS*
MFS Research SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*

Oppenheimer MidCap SS*
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer High Income SS*
Oppenheimer Strategic Bond SS*
Oppenheimer Money Fund

Van Kampen Aggressive Growth II*
Van Kampen Enterprise II*
Van Kampen Comstock II*
Van Kampen Growth and Income II*
Van Kampen Government II*
Van Kampen Strategic Growth II*
Van Kampen UIF Equity and Income II*

*  This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see “Other Information about the Funds” and “Distribution of the Contracts” in this prospectus, and the prospectus for the Fund.

This Contract may not offer all the Sub-Accounts of the Variable Account, and other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account. For more information on the model portfolios see “Asset Allocation Models” in this section.

If you elect the SecurePay Benefit rider, your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with a model portfolio that satisfies the rider’s Allocation Guidelines and Restrictions. Four of the five model portfolios available to you as a Contractholder are eligible Benefit Allocation Model Portfolios. In general, the investment strategies employed by the Benefit Allocation Model Portfolios include all allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. (See “Guaranteed Minimum Withdrawal Benefit (“SecurePay”) With RightTimeSM Option.”)

Administration

Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Fidelity® Variable Insurance Products managed by Fidelity Management & Research Company and subadvised by FMR Co., Inc. or Fidelity Investments Money Management, Inc.; Van Kampen Life Investment Trust managed by Van Kampen Asset Management; Universal Institutional Funds, Inc., managed by Morgan Stanley Investment

Management Inc., doing business as Van Kampen; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; MFS® Variable Insurance TrustSM managed by MFS Investment Management; Lord Abbett Series Trust, managed by Lord, Abbett & Co. Shares; Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International. Franklin Advisers, Inc. is the investment adviser for the Franklin Flex Cap Growth Securities Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin U.S. Government Fund and Templeton Global Income Securities Fund. Franklin Advisory Services, LLC is the investment adviser for Franklin Rising Dividends Securities Fund. Franklin Mutual Advisers, LLC is the investment adviser for Mutual Shares Securities Fund. Templeton Investment Counsel, LLC is investment adviser for Templeton foreign Securities Fund and Templeton Global Advisors Limited is investment adviser for Templeton Growth Securities Fund. Shares of these funds are offered only to:

(1)    the Variable Account;

(2)    other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

(3)    separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

(4)    certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information. You may obtain a prospectus for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds’ prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio, Service Class 2

This Fund seeks long-term capital appreciation.

VIP Equity-Income Portfolio, Service Class 2

This Fund seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor’s 500sm Index (S&P 500®).

VIP Growth Portfolio, Service Class 2

This Fund seeks to achieve capital appreciation.

VIP Index 500 Portfolio, Service Class 2

This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

VIP Investment Grade Bond Portfolio, Service Class 2

This Fund seeks as high a level of current income as is consistent with the preservation of capital.

VIP MidCap Portfolio, Service Class 2

This Fund seeks long-term growth of capital.

Global Securities Fund/VA, Service Shares

This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, “growth type” companies, cyclical industries and special situations that are considered to have appreciation possibilities.

High Income Fund/VA, Service Shares

This Fund seeks a high level of current income by investing mainly in a diversified portfolio of high yield, lower-grade, fixed-income securities. Such high yield securities are commonly known as “junk bonds.”

Main Street Fund/VA, Service Shares

This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

MidCap Fund/VA, Service Shares

This Fund seeks capital appreciation by investing in “growth type” companies.

Money Fund/VA

This Fund seeks maximum current income from investments in “money market” securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Strategic Bond Fund/VA, Service Shares

This Fund seeks a high level of current income principally derived from interest on debt securities.

Universal Institutional Funds, Inc.

Equity and Income Portfolio Class II

Seeks both capital appreciation and current income.

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II

Seeks capital growth.

Comstock Portfolio Class II

Seeks capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Enterprise Portfolio Class II

Seeks capital appreciation through investments in securities believed by the Portfolio’s investment adviser to have above average potential for capital appreciation.

Government Portfolio Class II

Seeks to provide investors with high current return consistent with preservation of capital.

Growth and Income Portfolio Class II

Seeks long-term growth of capital and income.

Strategic Growth Portfolio Class II (formerly Emerging Growth Portfolio Class II)

Seeks capital appreciation.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds’ prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

Selection of Funds

We select the Funds offered through the Contracts based on several criteria, including the following:

•  asset class coverage,

•  the strength of the investment adviser’s (or sub-adviser’s) reputation and tenure,

•  brand recognition,

•  performance,

•  the capability and qualification of each investment firm, and

•  whether our distributors are likely to recommend the Funds to Contract Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see “Certain Payments We Receive with Regard to the Funds.”  We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Asset Allocation Models

Protective Life makes available to contractholders at no additional charge five diversified Model Portfolios that range from conservative to aggressive. These Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

The following is a brief description of the five Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Asset Allocation Models. Please talk to him or her if you have additional questions about these Model Portfolios.

Income Focus portfolio is composed of underlying subaccounts representing a target allocation of approximately 30% in equity and 70% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

Income Plus Growth portfolio is composed of underlying subaccounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value, international equity and large cap growth.

Balanced portfolio is composed of underlying subaccounts representing a target allocation of approximately 60% in equity and 40%% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap value.

Growth and Income portfolio is composed of underlying subaccounts representing a target allocation of approximately 70% in equity and 30% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

Aggressive Growth portfolio is composed of underlying subaccounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in international equity, large cap value, large cap growth and mid cap stocks.

The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the funds in the underlying subaccounts.

Other Information about the Funds

Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

Certain Payments We Receive with Regard to the Funds

We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Contracts, and, in our role as intermediary, the Funds. We (and our affiliates) may profit from these payments.

12b-1 Fees.   We and our affiliate, Investment Distributors, Inc. (“IDI”), the principal underwriter for the Contracts, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). IDI may pay some or all of the 12b-1 fees it receives to us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund’s total annual fund operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce

Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our administrative office after the end of the Valuation Period on the next Valuation Day. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior administrative office approval. This amount is currently $1,000,000.

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Fixed Account. You may not elect the automatic purchase payment plan and the partial automatic withdrawal plan simultaneously. (See “Surrenders and Partial Surrenders”.) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our administrative office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Allocation Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

Currently, we offer a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have:

(1)    made an initial Purchase Payment of at least $25,000; or

(2)    a Contract Value as of the previous Contract Anniversary of at least $25,000.

The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See “Purchase Payments”.) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the surrender occurs before the Owner reaches age 591/2. You should consult your tax adviser before participating in any withdrawal program. (See “Taxation of Partial and Full Surrenders”.)

When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Partial automatic withdrawals will be taken pro-rata from the Allocation Options in proportion to the value each Allocation Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any partial automatic withdrawal transaction would result in a Contract Value of less than $25,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. Once partial automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $25,000 again. Upon notification of the death of any Owner, we will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the partial automatic withdrawal plan. If you elect the SecurePay benefit under your Contract, any partial automatic withdrawal plan in effect will terminate on the SecurePay Benefit Election Date. (See “Guaranteed Minimum Withdrawal Benefit (“SecurePay”) With RightTimeSM Option.”) We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

THE DCA FIXED ACCOUNT(S)

The DCA Fixed Accounts have not been, and are not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company’s general account have been registered as an investment company under the 1940 Act. Therefore, neither the DCA Fixed Accounts, the Company’s general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the DCA Fixed Accounts included in this prospectus are for the Owner’s information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

Certain DCA Fixed Accounts may not be available in all states. Further, we may not always offer the DCA Fixed Accounts in new Contracts. If we are offering any of the DCA Fixed Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether any DCA Fixed Accounts are available in your Contract.

The DCA Fixed Accounts are part of Protective Life’s general account. The assets of Protective Life’s general account support its insurance and annuity obligations and are subject to Protective Life’s general liabilities from business operations and to claims by creditors of Protective Life. Since the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

DCA Fixed Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See “Transfers, Dollar Cost Averaging.”) For each DCA Fixed Account, we will establish the maximum period over which dollar cost averaging transfers are allowed from that DCA Fixed Account. The interest rate we apply to Purchase Payments allocated to a DCA Fixed Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Fixed Account.

We, in our sole discretion, establish the interest rates for each DCA Fixed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same DCA Fixed Account at different times may earn interest at different rates.

The DCA Fixed Accounts are available only for Purchase Payments designated for dollar cost averaging. You may allocate your initial Purchase Payment to either DCA Fixed Account, or a portion of your Purchase Payment to both Accounts. If the value of a DCA Fixed Account is greater than $0, you may allocate an additional Purchase Payment to that Account only if the current interest rate for that Account is the same as the interest rate applicable to the current balance in that Account. In that case, the additional Purchase Payment will be added to the current balance and the new dollar cost averaging period indicated on your service form. In  Oregon, only your initial Purchase Payment may be allocated to a DCA Fixed Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive.

DCA Fixed Account Value.

Any time prior to the Annuity Commencement Date, the DCA Fixed Account value is equal to the sum of:

(1)    Purchase Payments allocated to the DCA Fixed Account; plus

(2)    interest credited to the DCA Fixed Account; minus

(3)    amounts transferred out of the DCA Fixed Account; minus

(4)    the amount of any surrenders removed from the DCA Fixed Account, including any applicable premium tax; minus

(5)    fees deducted from the DCA Fixed Account, including the monthly death benefit fee.

DEATH BENEFIT

If any Owner dies before the Annuity Commencement Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Commencement Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. If we receive due proof of

Maximum Age Limits for Electing the SecurePay Rider

The SecurePay rider is available prior to the Owner’s 86th birthday. In the case of joint Owners, the age of the older Owner determines eligibility. Where the Owner is a corporation, partnership, company, trust, or other “non-natural person,” eligibility is determined by the age of the Annuitant.

Allocation Guidelines and Restrictions

Under the SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with a model portfolio that satisfies the Allocation Guidelines and Restrictions (“Benefit Allocation Model Portfolios”). We make available to you, as a contractholder, the five diversified model portfolios described in the section titled “Asset Allocation Models.” Four of these five model portfolios available to you as a Contractholder are eligible Benefit Allocation Model Portfolios. In general, the investment strategies employed by the Benefit Allocation Model Portfolios include all allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. There can be no assurance, however, that any of the Benefit Allocation Model Portfolios will achieve their investment objective. If you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay Benefit are probably not appropriate for you.

The specific model portfolios available to you are fully described in a separate brochure. Your sales representative can provide additional information about the Benefit Allocation Models available to you. Please talk to him or her if you have additional questions about Benefit Allocation Model Portfolios.

You may allocate your Purchase Payment to the dollar cost averaging (“DCA”) Fixed Account(s) provided transfers from the DCA Fixed Account are allocated to the Sub-Accounts in accordance with the Benefit Allocation Model Portfolio that you select.

You may select only one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with SecurePay. You may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account.

After you purchase the SecurePay Rider and select your Benefit Allocation Model Portfolio, we will allocate your Purchase Payments and transfers out of the DCA Fixed Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. If you purchase SecurePay under the RightTimeSM option we will allocate existing variable Sub-Account and Fixed Account values to the Benefit Allocation Model Portfolio that you selected.

We deduct all Contract Fees, SecurePay Withdrawals, Excess Withdrawals, and other partial surrenders pro-rata from the various Sub-Accounts included in the model portfolio (and if applicable, your DCA Fixed Account.) We also will “re-balance” your Contract Value quarterly, semi-annually, or annually to restore your allocations to the original percentages recommended in your Benefit Allocation Model Portfolio. You may specify the rebalancing period. If you do not specify the period, we will rebalance your Contract Value semi-annually.

These Allocation Guidelines and Restrictions and the composition of the specific asset allocation model you select may change from time to time. However, we will not change your existing Contract Value or Purchase Payment allocation or percentages in response to these changes. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different model that is permitted under these Allocation Guidelines, you must submit new allocation instructions to us in writing. There is no charge for participating in the asset allocation program.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See “Distribution of the Contracts” for more information about payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Commencement Date

On the Effective Date, the Annuity Commencement Date is the oldest Owner’s or oldest Annuitant’s 95th birthday. You may elect a different Annuity Commencement Date, provided that it is no later than the oldest Owner’s or old Annuitant’s 95th Birthday. Annuity Commencement Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See “Federal Tax Matters”.) Distributions from Qualified Contracts may be required before the Annuity Commencement Date. We will terminate the SecurePay Benefit rider if in effect on the Annuity Commencement Date. (See “Guaranteed Minimum Withdrawal Benefit (“SecurePay”) With RightTimeSM Option.”)

Changing the Annuity Commencement Date.

The Owner may change the Annuity Commencement Date by Written Notice. The new Annuity Commencement Date must be at least 30 days after the date we receive the written request and no later than the oldest Owner’s or Annuitant’s 95th birthday. If you choose a new Annuity Commencement Date that is less than 3 years after the most recent Purchase Payment, you will not be eligible for the PayStream Plus bonus (see below). You also must elect as your Annuity Option either payments for the life of the Annuitant with no certain period or for a certain period of no less than 10 years.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Commencement Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, we may use an Annuity Value that includes a bonus amount.

PayStream Plus.

(not available in New Hampshire or Utah)

If your Annuity Commencement Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Commencement Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

(a)  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b)  is the Annuity Unit value for the preceding Valuation Period; and

(c)  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

The AIR is equal to 5%.

If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

Refer to Appendix B for an explanation of the variable income payment calculation.

Exchange of Annuity Units.

After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options.

You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Commencement Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Commencement Date. We will send you a notice in advance of your Annuity Commencement Date which asks you to select your Annuity Option. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Annuity Value to Option Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

You may select from among the following Annuity Options:

Option A — Payments For a Certain Period:

We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

Option B — Life Income With Or Without A Certain Period:

Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, payments will stop upon the death of the Annuitant(s), no matter how few or how many payments have been made.

be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Direct Rollovers

If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, is a Section 403(b) annuity contract, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any “eligible rollover distribution” from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, Section 403(b) annuity contract or custodial account, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a “series of substantially equal periodic payments” made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

Error in Age or Gender

When a benefit of the Contract is contingent upon any person’s age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

We will not contest the Contract.

Non-Participation

The Contract is not eligible for dividends and will not participate in Protective Life’s surplus or profits.

Assignment or Transfer of a Contract

You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee’s or transferee’s interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See “Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers” in the prospectus.)

Notice

All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner’s instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Code and with applicable regulations.

No Default

The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

We have entered into an agreement with Investment Distributors, Inc. (“IDI”) under which IDI has agreed to distribute the Contracts on a “best efforts” basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the NASD, Inc.

IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, “Selling Broker-Dealers”) for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI’s operating and other expenses.

We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable annuity contracts, including the Contracts. IDI did not retain any of these amounts.

Fiscal Year Ended	Amount Paid to IDI
December 31, 2004	$17,693,711
December 31, 2005	$20,020,473
December 31, 2006	$19,818,173

We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.